Exhibit 99.1

Gambling.com Group Announces Senior Management Transition

CEO and Co-Founder Charles Gillespie to be Appointed Executive Chairman

COO and Co-Founder Kevin McCrystle to be Appointed CEO

CHARLOTTE – March 26, 2026 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing technology company providing marketing and sports data services for the gambling industry, today announced that Chairman, Chief Executive Officer and Co-Founder Charles Gillespie will be appointed Executive Chairman of the Board and that current Chief Operating Officer and Co-Founder Kevin McCrystle will succeed Mr. Gillespie as Chief Executive Officer of the Company. Mr. McCrystle also currently serves on the Board of Directors and he is based at the Company’s U.S. headquarters in Charlotte, North Carolina. The appointments will be effective at the conclusion of the Company’s Annual General Meeting which is expected to take place in mid-May 2026.

“Under Charles’ leadership, Gambling.com Group has grown from just an idea to become the first publicly traded online gambling affiliate in the United States that today is a large, highly profitable, global marketing and data services business that has engaged millions of consumers and provides products and services to hundreds of online gaming companies,” said Michael Quartieri, Lead Independent Director of Gambling.com Group. “Quite simply, his vision, accomplishments and 20-year tenure as CEO of Gambling.com Group make him one of the longest-serving and most successful CEOs in the history of the online gambling industry. As Executive Chairman, Charles’ insights and guidance will continue to benefit the Company including through his active role in evaluating strategic M&A opportunities and ensuring the Company remains at the forefront of the AI revolution. On behalf of our Board of Directors, we sincerely thank Charles for his 20 years of outstanding service to the Company as our first and only CEO and look forward to his continued contributions in his role as Executive Chairman.”

“Since the Company’s inception, Kevin and Charles have worked in lockstep on the execution of all of its key initiatives,” said Mr. Quartieri. “Kevin is an incredible leader, and with his vast knowledge of our business and the industry he is highly respected by all of our internal and external stakeholders. The Board is highly confident he is ideally suited to become our next CEO to continue to lead and execute on the initiatives already in place to keep the Company moving forward as it becomes a bigger player in the online gambling ecosystem.”

“I am honored by the trust the Board has shown me and excited by the many opportunities we are executing on to grow Gambling.com Group in the years ahead,” said Mr. McCrystle. “It has been a great joy working alongside Charles as we jointly transformed our vision into a leading company in the online gambling ecosystem, and I look forward to continuing our close collaboration in our new roles. Over the years, we have had many different phases of growth, from the early startup days right out of college, to developing our early international headquarters in Ireland, to PASPA pivoting our focus to our home country in the U.S., to becoming a publicly traded company. Each phase has required us to individually focus on different areas of the business and operations in order for the overall Company to succeed. With our fast-growing sports data services business, the ongoing diversification of our marketing business and the powers of AI rapidly changing how we operate, it’s clear we are now in a new growth execution phase. As we continue to implement our strategic initiatives, I am energized to take over the CEO role and lead the entire Company with our founder-led Company values to best position Gambling.com Group for long-term growth.”

“I have spent my entire adult life building Gambling.com Group with Kevin and I look forward to continuing to work closely with him as we move into the next phase of the Company’s growth,” said Mr. Gillespie. “As we continue to grow our sports data services business, reinvent our marketing business and embrace an AI led future, now is the right time to refresh our leadership team and give our most talented leader the full reins to drive all parts of the business.”

Kevin McCrystle co-founded Gambling.com Group and has served as Chief Operating Officer since 2007, and a director since May 2024. Throughout his tenure, he has overseen primary revenue verticals, including developing and implementing strategies for product, marketing, content, sales, technology and operations functions, and the integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. Mr. McCrystle relocated to Dublin, Ireland in 2015 to build the European team and business, and in 2020 subsequently relocated to the Company’s U.S. headquarters in Charlotte to oversee the development of the North American market. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from University of North Carolina at Chapel Hill.

Charles Gillespie is Gambling.com Group’s Chief Executive Officer, Co-Founder and a director, positions he has held since the Company’s inception in 2006, and Chairman of the Board of Directors since May 2024. Throughout his tenure, Mr. Gillespie has overseen the Company's operations across multiple jurisdictions, including Europe and the United States. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Arts degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill.

Mr. McCrystle and Mr. Gillespie will jointly host the Company’s 2026 first quarter results conference call which is currently expected to take place in mid-May 2026.

###

For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Alliance Advisors, gambir@allianceadvisors.com

Media: Christine Doh, Gambling.com Group; media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing technology company providing marketing and sports data services for the gambling industry. Through our platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com, we help enterprises, including casinos and sports betting operators, reach high intent audiences and acquire new customers in 22 national markets across more than ten languages. Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we power enterprises including sports betting operators, prediction markets and market makers and media companies, as well as consumers, to succeed in sports betting and fantasy sports.
2